Skadden, Arps, Slate, Meagher & Flom llp
DIRECT DIAL 212-735-3406 DIRECT FAX 917-777-3406 EMAIL ADDRESS MKH@SKADDEN.COM	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com December 7, 2012

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Matthew Giordano
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	BlackRock Kelso Capital Corporation

Dear Mr. Giordano:

We understand that on September 19, 2012, you, Kathy Churko and Laura Hatch gave oral comments with respect to the shareholder reports of certain investment companies managed by investment advisory affiliates of BlackRock Inc. to Maria Gattuso of Willkie Farr & Gallagher LLP.  We also understand that on the call you gave comments with respect to the shareholder reports of BlackRock Kelso Capital Corporation (the "Company").

The Company has authorized us to respond to the comments on its behalf.  The Company is a closed-end investment company that has elected to be regulated as a business development company (a "BDC") under the Investment Company Act of 1940 (the "1940 Act").  We supplementally inform you that, although the Company has licensed the right to use the BlackRock name and that affiliates of BlackRock Inc. have an ownership interest in the Company's investment adviser, that neither the Company nor its investment adviser is directly or indirectly controlled by BlackRock Inc. and request that future comments with respect to the Company's financial reports be directed to Corinne Pankovcin, the Company's chief financial officer and treasurer, who may be reached at 212-810-5798 or to me at 212-735-3406.

For the sake of convenience, each comment relayed to us by Willkie Farr is set forth below in bold and immediately followed by the Company's response.

1.	The Consolidated Statements of Changes in Net Assets show a return of capital of approximately $21 million for the year ended December 31, 2011.

Matthew Giordano
Securities and Exchange Commission

However, the quarterly reports from June 30, 2011 and September 30, 2011 do not identify any return of capital distributions.  Please confirm whether the Company had knowledge that there would be such a large amount of its distributions classified as a return of capital.  Please confirm whether the required notices under Section 19 of the Investment Company Act of 1940 and Rule 19a-1 thereunder identifying return of capital distributions were sent to shareholders.  The Fund website currently discloses that all dividends are regular cash.  Please ensure that the website accurately identifies the types of distributions being made.

Rule 19a-1 under the 1940 Act, as made applicable to the Company by Section 59 of the 1940 Act, requires that any distribution by the Company from a source other than current net income as calculated on a US GAAP basis be reported to shareholders. As indicated on the Consolidated Statements of Changes for the periods ended June 30, 2011 and September 30, 2011, distributions for such periods were from net investment income, as supported by the Rule 19a-1 calculations performed by the Company.  Accordingly, no notification was required under Rule 19a-1. Prior to the fourth quarter of 2011, the Company did not have knowledge that there would be a large amount of its distributions classified as a return of capital at year end.

2.
As of December 31, 2011, seventy-five percent of the Company’s net assets were valued at par.  Please explain the valuation methodology used in valuing these holdings and confirm that the Company’s fair valuation determinations are in compliance with GAAP.

The Company’s investments generally do not trade on exchanges and are held by a limited number of investors, who transact these investments at prices determined principally based on a longer term, forward-looking basis.  There normally are no independently quoted market transactions that represent the price that would be received in a current transaction between willing parties.  At each quarter, the Company determines whether any such information is available and whether it should value such investments at other than amortized cost.

The Company’s fair value determinations are made in accordance with GAAP and the valuation policies and procedures adopted by its Board of Directors.1  The general policy is to have an independent valuation performed on non-quoted securities each quarter.

With respect to the Company’s investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value, the

________________________
1
Accounting Standards Codification (“ASC”) 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), issued by the Financial Accounting Standards Board (“FASB”), defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements.

Matthew Giordano
Securities and Exchange Commission

Board of Directors has approved a multi-step valuation process applied each quarter, as described below.

As of that date and each quarter thereafter, an independent valuation firm conducts an initial independent appraisal of the investment as follows:

(i)	the quarterly valuation process begins with each Portfolio Company or investment being initially evaluated by the investment professionals of the Advisor responsible for the portfolio investment;

(ii)
the investment professionals provide recent portfolio company financial statements and other reporting materials to independent valuation firms engaged by the Board of Directors, such firms conduct independent appraisals each quarter and their preliminary valuation conclusions are documented and discussed with senior management of the Advisor;

(iii)	the audit committee of the Board of Directors reviews the preliminary valuations prepared by the independent valuation firms; and

(iv)
the Board of Directors discusses valuations and determines the fair value of each investment in the portfolio in good faith based on the input of the Advisor, the respective independent valuation firms and the audit committee.

Until the end of the second calendar quarter following its acquisition, each unquoted investment in a new portfolio company generally is valued at amortized cost, which is believed to represent fair value in the short term. Each new investment is monitored to ensure no material facts have change prior to the first valuation period, if so a determination would be made regarding the need for an appraisal for the period.

Those investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued pursuant to the foregoing process utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in determining the fair value of its investments include, as relevant and among other factors: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make

Matthew Giordano
Securities and Exchange Commission

payments (e.g. non-performance risk), its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the Company’s principal market (as the reporting entity) and enterprise values.

3.	Please supplementally explain whether the Company uses enterprise valuation methodology.

Please see the response to comment 2 describing the Company's valuation methodology.

4.	Please supplementally inform the Staff the last time an independent valuation firm valued the assets of the Company.

Independent valuation firms generally value the Company's securities that were not purchased during the preceding six months and for which market quotes are not readily available on a quarterly basis. As of the date of this response, the last valuations were performed for the period ending June 30, 2012.

5.	Please supplementally explain how frequently the Company utilizes independent valuation firms.

Please see the response to comment 4.

6.
In the Notes to Consolidated Financial Statements, please provide a list of subsidiaries that are consolidated with the Company.  Please supplementally explain why consolidation is appropriate (citing appropriate accounting guidance).

The Company's consolidated subsidiaries were formed for purposes of creating tax blockers. The Company consolidates these entities, consistent with guidance provided by the SEC’s Chief Accountant, Division of Investment Management, who has stated that wholly-owned “blocker” subsidiaries should be consolidated. The Company's consolidated financial statements include the accounts of the Company and its subsidiaries, which were established to hold certain investments of the Company. The Company owns 100% of each subsidiary and, as such, the subsidiaries are consolidated into the Company’s consolidated financial statements.

We inform you that the following is a list of the blocker entities consolidated as of December 31, 2011.

Matthew Giordano
Securities and Exchange Commission

•
The Company is the sole stockholder of BKC ARS Blocker, Inc., a consolidated subsidiary, which is the beneficial owner of less than 5% of the voting securities of American Residential Services L.L.C. and thus a non-controlled, non-affiliated investment.

•
The Company is the sole stockholder of BKC ASW Blocker, Inc., a consolidated subsidiary, which is the beneficial owner of more than 25% of the voting securities of American SportWorks LLC and thus a controlled investment.

•
The Company is the sole stockholder of BKC CSP Blocker, Inc., a consolidated subsidiary, which is the beneficial owner of more than 5% (but less than 25%) of the voting securities of Conney Prime Holdings, LLC and thus a non-controlled, affiliated investment.

•
The Company is the sole stockholder of BKC DVSH Blocker, Inc., a consolidated subsidiary, which is the beneficial owner of less than 5% of the voting securities of DynaVox Systems LLC and thus a non-controlled, non-affiliated investment.

•
The Company is the sole stockholder of BKC MTCH Blocker, Inc., a consolidated subsidiary, which is the beneficial owner of less than 5% of the voting securities of Marquette Transportation Company Holdings, LLC and thus a non-controlled, non-affiliated investment.

7.	Please supplementally explain the purpose of each subsidiary and why they were separately created.

The subsidiaries listed above hold investments which are treated as pass through entities for tax purposes. By investing through these 100% owned subsidiaries, treated as corporations for tax purposes, the Company is able to elect corporate tax treatment and thereby create a tax structure that is more advantageous with respect to the RIC status of the Company. Transactions between these subsidiaries, to the extent they occur, are eliminated in consolidation.

8.	Please supplementally explain the legal structure of each subsidiary.

All subsidiaries listed above were formed as corporations.

9.
As of December 31, 2011, the Company had approximately $7.5 million in short-term liquid money market funds.  Please disclose this amount in the Consolidated Schedules of Investments and not as cash in the Statement of Assets and Liabilities.

The short term cash balances represent cash equivalents, used for operating purposes and are not considered part of the investment portfolio. The cash is invested over night

Matthew Giordano
Securities and Exchange Commission

to improve return on cash held; however, this is not part of the investment strategy of the Company.

The Notes to Consolidated Financial Statements state that the credit facility is secured by substantially all of the Company’s portfolio assets.  Please include this disclosure in the Schedule of Investments.

The Company will amend such disclosure in future financial statement filings.

10.
In the Financial Highlights, the expense ratios should be the first line item and should not be separated into three separate line items.  The expenses ratios should only be disclosed on a net and a gross basis.  Please adjust the disclosure accordingly.

Pursuant to Item 4.1 of Form N-2, there is no requirement that the expense ratios be disclosed on a net and gross basis.  The Form only requires the expense ratio to be disclosed on a net basis.  The Company provides not only the total expense ratio, as prescribed by Item 4.1 of Form N-2, but also discloses the expense ratios of its operating expenses and its credit facility related expenses.  The Company believes that delineating such ratios provides shareholders and potential investors with additional information useful to assess the Company’s financial standing.  Furthermore, as a BDC, pursuant to Instruction 1 of Item 4.1 of Form N-2, the Company may omit the information called for by Item 4.1 of Form N-2.  As such, the Company believes that its disclosure of expense ratios is accurate and appropriate.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the "Commission"), or its staff (the "Staff") acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best Regards,

/s/ Michael Hoffman

Michael Hoffman